The Bank of New York Mellon Trust Company, N.A.

919 Congress Avenue

Austin, Texas 78701

January 25, 2016

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Karl Hiller

Re:                             Mesa Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed on March 31, 2015

File No. 1-07884

Dear Mr. Hiller:

The Bank of New York Trust Company, N.A. (the “Trustee”), as Trustee of the Mesa Royalty Trust (the “Trust”), is submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by letter dated January 21, 2016, in connection with the Trust’s Form 10-K for the fiscal year ended December 31, 2014. We have numbered and reproduced below the full text of the Staff’s comment in bold, which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis, page 24

Summary of Royalty Income, Production, Prices and Costs (Unaudited), page 30

1.                                      We understand from your response to prior comment one that you have presented combined figures of Oil and Natural Gas Liquids (representing 2.5% condensate and 97.5% natural gas liquids) without separate disclosure because you do not consider the condensate as of December 31, 2014 to be material.  However, given the economic differences between oil and condensate and natural gas liquids, considering the portion representing natural gas liquids and that you do not have oil reserves, we believe you should identify natural gas liquids apart from any measures of oil and condensate that you choose to present, including the disclosures relating to your reserves on page 9, and the disclosures relating to your production volumes and average sales price on page 30.  You may provide information by individual product type in separate columns or line items or footnote disclosures clarifying the extent that figures in your tabulations include quantities of individual product types that are not material.  Please note that information in the reserves report filed as an exhibit does not alone fulfill the disclosure requirements of Items 1202(a)(4) and 1204 of Regulation S-K.  We reissue prior comment one.

The Trustee acknowledges the Staff’s comment, and per the telephone call with the Staff on January 22, 2016, undertakes to present oil, condensate and NGLs as separate product types in the Trust’s disclosure in the Form 10-K for the fiscal year ended December 31, 2015, which the Trustee anticipates will be filed on or prior to March 30, 2016, and in all of its future periodic reports.

In connection with the foregoing response to your comments, the Trustee acknowledges that:

•                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Mike Ulrich
Mike Ulrich

cc:           Stephanie Conklin Beauvais, Andrews Kurth LLP

Christopher Bednar, KPMG LLP